Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Plans to Issue 2014 Fourth Quarter and Year End Financial Results

OAKVILLE, ON, March 15, 2015 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) today announced that financial results for the fourth quarter and year ended December 31, 2014 will be issued at 6 a.m. eastern time on Monday March 16, 2015.

Shortly before the previously scheduled release of its 2014 financial results, APUC became aware of certain anonymous, unproven allegations regarding certain APUC personnel. APUC shared the allegations with its auditors, and delayed releasing its financial results in order to consider, together with the auditors, whether certain of the allegations which related to APUC’s financial reporting and related practices could impact its financial results. This assessment, which was led by a committee of independent directors with the assistance of independent legal and accounting advisors, is now complete and APUC will be releasing its financial results, having determined that the allegations did not impact the financial results. The committee’s investigation into the allegations which are not related to APUC’s financial reporting and related practices is continuing to be dealt with in a confidential manner in accordance with APUC’s complaint-handling policies.

Following the issuance of the fourth quarter 2014 financial results, APUC will hold a conference call at 10:00 a.m. eastern time on Monday, March 16, 2015, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details:

Date: Monday, March 16, 2015

Start Time: 10:00 a.m. eastern time

Phone Number: Toll free within North America: 1-866-530-1553 or Local: 416-847-6330

Conference ID: 8356985

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-888-203-1112 or 647-436-0148 access code 8356985 from March 16, 2015 until March 29, 2015.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $3.8 billion North American diversified generation, transmission and distribution utility. The distribution business group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation business group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,150 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 22:07e 15-MAR-15